

Karen Vaughn · 3rd in

Senior Director, North America Consumer Services at Nike

Clackamas, Oregon · 500+ connections · Contact info

Nike

Eastern Washington University

Experience

Nike

7 yrs 3 mos

Senior Director, North America Consumer Services

Sep 2018 – Present · 1 yr 9 mos

Beaverton, OR

Overall responsible for the Customer Service and Sales Operations/Experience for Nike's largest geography, North America.

Director of Global Experience

Mar 2013 – Present · 7 yrs 3 mos

Portland, Oregon Area

Consumer Services Global Center Of Excellence as the Director of Global Experience. Responsible for the overall experience elements of our contact centers, contact center athlete development and knowledge content. Work closely with Nike Geography Consumer Services Leaders in ensuring that our consumers around the globe receive a consistent and p ...see mor

Vice President, Call Center Management

Guthy-Renker, LLC

Oct 2007 – Mar 2013 · 5 yrs 6 mos

VP Sales
HyperQuality
Nov 2004 – Oct 2007 · 3 yrs

Board Member
SOCAP International
2002 – Jan 2005 · 3 yrs

VP Client Services
ACS/Livebridge
2002 – 2004 · 2 yrs

Show 3 more experiences

Education

Eastern Washington University
BA, Communications, Business Admin
1983 – 1988

Skills & Endorsements

CRM · 99+

Endorsed by **Bret Butterfield and 6 others who are highly skilled at this**

Endorsed by **5 of Karen's colleagues at Guthy|Renker**

Leadership · 99+

Endorsed by **Darlene Geller-Stoff and 2 others who are highly skilled at this**

Endorsed by **5 of Karen's colleagues at N**

Management · 99+

Endorsed by **Ronda Yarnell and 1 other who is highly skilled at this**

Endorsed by **6 of Karen's colleagues at N**

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